444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2023-16

PolyMet files Management Information Circular
to consider the US$2.11 per share Glencore proposal

• Unanimous support from the Board of Directors to acquire the remaining approximately 17.8%

• A 167% premium to the day prior to the offer

• For any shareholder inquiries and voting support contact Laurel Hill Advisory Group North American Toll Free: 1-877-452-7184 (or 416-304-0211 for shareholders outside North America) Email: assistance@laurelhill.com

St. Paul, Minn., October 2, 2023 - PolyMet Mining Corp. ("PolyMet" or the "Company") (TSX: POM; NYSE American: PLM) announced today the filing of PolyMet's Management Information Circular (the "Circular") and associated meeting materials (collectively, the "Meeting Materials") in connection with the previously announced statutory plan of arrangement (the "Arrangement") which provides, among other things, that Glencore AG ("Glencore") will acquire the approximately 17.8% of the issued and outstanding common shares of PolyMet that Glencore does not currently own (the "Minority Shares") for US$2.11 in cash per share (the "Consideration").

Board of Directors' Recommendations and Rationale for Arrangement

The Board of Directors of the Company (the "Board") (excluding conflicted directors), unanimously determined that the Arrangement is in the best interests of the Company and fair to the holders of Minority Shares and recommends that the holders of Minority Shares (the "Minority Shareholders") vote in favor of the resolution relating to the Arrangement at the Special Meeting of Shareholders.

In reaching its conclusion, the Special Committee and Board took into consideration, among other things, the following:

  Significant Premium: The Consideration represents a 167% premium to the unaffected share price on June 30, 2023, being the last trading day prior to the announcement of Glencore's non-binding proposal to acquire the Minority Shares.
  Formal Valuation: The formal valuation carried out by Maxit Capital LP ("Maxit"), the independent valuator retained by the Special Committee, determined that, subject to the assumptions, limitations and qualifications in Maxit's written valuation, as of July 15, 2023, the fair market value of PolyMet's common shares ("Shares") is in the range of US$1.40 to US$2.50 per Share, placing the Consideration at the 65th percentile of the range.

  Two Independent Fairness Opinions: PolyMet received a fairness opinion from Paradigm Capital Inc. ("Paradigm"), the financial advisor retained by the Company, and the Special Committee received a fairness opinion from Maxit, the independent valuator retained by the Special Committee, both fairness opinions to the effect that, as of July 15, 2023, subject to the assumptions, limitations and qualifications to be set forth in written fairness opinions, the Consideration to be received by the Minority Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Minority Shareholders.
  Certainty of Value and Removal of Risk: The Consideration is all cash, which provides Minority Shareholders with certainty of value and immediate liquidity. The Arrangement crystalizes value for Minority Shareholders and removes uncertainty and risk around the development of the mineral assets of NewRange Copper Nickel LLC, PolyMet's 50:50 joint venture with Teck American Inc., a wholly-owned subsidiary of Teck Resources Limited, and the generally uncertain macroeconomic environment.
  Thorough Process Conducted by Special Committee: The Arrangement is the result of a process that included robust, arm's length negotiations and procedural safeguards.
  Limited Alternatives: There are limited alternatives for a sale to third parties, including due to Glencore's 82% majority interest in the Company and the fact that Glencore informed PolyMet that it was not interested in pursuing any alternative transaction.
  Limited Conditions and Short Timeline to Closing: There are a limited number of closing conditions and, if approved, completion of the Arrangement is anticipated to take place shortly after the Special Meeting (defined below).

Pursuant to an interim order by the Supreme Court of British Columbia on September 27, 2023, a special meeting of the Company's shareholders will be held on Tuesday, November 1, 2023, at 9:00 a.m. (Pacific time) in person and in virtual format (the "Special Meeting") in order to consider and, if thought advisable, pass a resolution to approve the Arrangement (the "Arrangement Resolution"). Shareholders of record as of the close of business on September 22, 2023, are entitled to receive notice of, to participate in, and to vote their shares at the Special Meeting. The Meeting Materials are filed and available under PolyMet's profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Details of the Special Meeting are set out in the Circular.

How To Vote

Shareholders are encouraged to vote in advance of the Special Meeting by proxy, whether or not a Shareholder is intending to attend the Meeting in person or virtually. Details on how to vote can be found in the Circular under "Voting Information".

Registered shareholders can vote in advance of the Special Meeting by proxy, or at the Special Meeting, either in person or virtually. Shareholders are encouraged to vote in advance of the Special Meeting by proxy. Shareholders must vote their proxy before 12:00 p.m. (Eastern time) on October 30, 2023 or, if the Special Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Special Meeting (the "Proxy Cut-Off Time").

If you are a registered shareholder, whether or not you plan to attend the Special Meeting, you may vote your shares at the Special Meeting by either returning a duly completed and executed form of proxy by mail to Broadridge Financial Solutions, Inc. Attention: Vote Processing, 51 Mercedes Way, Edgewood, NY, 11717 or via the internet at www.proxyvote.com not later than the Proxy Cut-Off Time; you will need to refer to your holder account number and your 16-digit control number printed on your proxy form. Shareholders holding shares through a broker, investment dealer, bank, trust company or other intermediary (a "Beneficial Shareholder"), should follow the instructions provided by their intermediary well in advance of the Proxy Cut-Off Time to ensure their vote is counted at the Special Meeting.

How To Receive The Consideration

If the Arrangement is approved and completed, before you can receive the Consideration for your common shares of the Company, the depositary will need to receive the applicable letter of transmittal completed by you, together with the certificates representing the shares and any additional documents that may be required. Registered shareholders must complete, sign, date and return the letter of transmittal enclosed with the Circular. If you are a Beneficial Shareholder, you will receive payment for your common shares through your financial intermediary if the Arrangement is completed.

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About PolyMet

PolyMet is a mine development company holding a 50% interest in NewRange Copper Nickel LLC, a joint venture with Teck Resources. NewRange Copper Nickel holds the NorthMet and Mesaba copper, nickel, cobalt and platinum group metal (PGM) deposits, two globally significant clean energy mineral resources located in the Duluth Complex in northeast Minnesota. The Duluth Complex is one of the world's major, undeveloped copper, nickel and PGM metal mining regions. NorthMet is the first large-scale project to have received permits within the Duluth Complex; however, legal challenges contesting various aspects of NorthMet federal and state permits and decisions are ongoing. For more information: www.polymetmining.com

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

M: +1 (651) 964-9729

Email: brichardson@polymetmining.com

Shareholder Communications

Laurel Hill Advisory Group
North American Toll Free: 1-877-452-7184 (or 416-304-0211 for shareholders outside North America)
Email: assistance@laurelhill.com

PolyMet Disclosures

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which include all statements that do not relate solely to historical or current facts, such as statements regarding PolyMet's expectations, intentions or strategies regarding the future, including strategies or plans as they relate to the Arrangement. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, statements with respect to the Arrangement, including the anticipated timing of the Special Meeting and of the completion of the Arrangement, and other statements that are not historical facts. Because such statements are based on expectations as to future results and are not statements of fact, actual results may differ materially from those projected and are subject to a number of known and unknown risks and uncertainties, including: (i) uncertainties relating to the ability of the parties to receive in a timely manner and on satisfactory terms, the necessary shareholder approval (including the minority approval), and final court approval; (ii) risks relating to the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement, and other expectations and assumptions concerning the Arrangement; (iii) risks and uncertainties relating to present and future business strategies; and (iv) local and global economic condition risks. The anticipated dates indicated may change for a number of reasons, including the inability to receive, in a timely manner, the necessary shareholder (including the minority approval) and final court approval, the necessity to extend the time limits for satisfying the other conditions to the completion of the Arrangement or the ability of the Board of Directors to consider and approve, subject to compliance by the Company of its obligations in this respect under the agreement providing for the Arrangement, a superior proposal for the Company. All such factors are difficult to predict and are beyond PolyMet's control. While the list of risks and uncertainties presented here is, and the discussion of risks and uncertainties to be presented in the information circular will be, considered representative, no such list or discussion should be considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, and legal liability to third parties and similar risks, any of which could have a material adverse effect on the completion of the Arrangement and/or PolyMet's consolidated financial condition and results of operations. In light of the significant uncertainties in these forward-looking statements, PolyMet cannot assure you that the forward-looking statements in this communication will prove to be accurate, and you should not regard these statements as a representation or warranty by PolyMet, its directors, officers or employees or any other person that PolyMet will achieve its objectives and plans in any specified time frame, or at all.

The forward-looking statements speak only as of the date they are made. PolyMet undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements.

Specific reference is also made to risk factors and other considerations underlying forward-looking statements discussed in the Circular under the heading "Risk Factors", PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2022, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the Company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.